EXHIBIT 99.1

Seabridge Gold Inc.

News Release
Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	June 27, 2013

Seabridge Gold Reports on Results of Annual Meeting of Shareholders

Toronto, Canada…Seabridge Gold has provided the results of its annual general meeting of shareholders held on June 26, 2013. A total of 25,603,393 common shares were voted at the meeting, representing 56.20% of the issued and outstanding common shares of the corporation. All matters presented for approval at the meeting were duly authorized and approved, as follows:

1.	Election of all management nominees to the board of directors of the corporation;

2.	Appointment of KPMG LLP as auditor of the corporation for the ensuing year;

3.	Authorization of the directors to fix the auditors remuneration;

4.
Approval of certain option grants to directors and senior officers of the Corporation and an increase in the number of shares reserved for issuance under the Corporation’s Stock Option Plan to provide for such grants;

5.	Approval of an increase in the number of shares reserved for issuance under the Corporation’s Stock Option Plan.

Detailed voting results for the election of directors were as follows:

Director	Votes For	Votes Withheld	In Favour
James S. Anthony	21,195,780	4,322,611	83.06%
A. Frederick Banfield	21,184,787	4,333,604	83.02%
D. Scott Barr	25,253,010	265,381	98.96%
Thomas C. Dawson	25,343,676	174,715	99.32%
Louis J. Fox	25,273,058	245,333	99.04%
Rudi P. Fronk	24,844,776	673,615	97.36%
Eliseo Gonzalez-Urien	24,723,184	795,207	96.88%
Jay S. Layman	24,850,520	667,871	97.38%

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and C.E.O.

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net